UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-14841
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MarkWest Hydrocarbon, Inc.
Full Name of Registrant

Former Name if Applicable

155 Inverness Drive West, Suite 200
Address of Principal Executive Office (Street and Number)

Englewood, Co. 80112-5000
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MarkWest Energy Partners, L.P. (the “Partnership”), a consolidated subsidiary of MarkWest Hydrocarbon Inc. (the registrant), was unable to complete and timely file its 2004 Annual Report on Form 10-K with the Securities and Exchange Commission.  Due to the fact that MarkWest Energy Partners, L.P. is consolidated into the registrant, the registrant is unable to complete and file the 2004 Annual Report by the prescribed filing date without unreasonable effort and expense.

During the course of completing the Partnership’s financial reporting processes for its 2004 Annual Report on Form 10-K, the Partnership identified certain material weaknesses in its internal control over financial reporting.  The weaknesses principally relate to the accounting control functions for the Partnership’s Southwest business unit.  The operations of the Partnership’s Southwest business unit acquired in 2003 and 2004 were accounted for in more than one location. The Partnership made the decision to consolidate all of the accounting functions of its Southwest business unit to one combined office following the East Texas acquisition in the third quarter of 2004.  This consolidation was implemented during the fourth quarter of 2004.  In connection with completing its financial reporting process, the Partnership identified that the Southwest business unit’s accounts receivable processing activities, account reconciliations, accrual and cutoff procedures for certain accounts, and review procedures, were not prepared or were not completed in a timely manner.

                On March 16, 2005, the Partnership filed a Form 12b-25 with the Securities and Exchange Commission, extending the deadline for filing its Form 10-K until March 31, 2005.  As a consequence of identifying the weaknesses noted above, the Partnership’s independent auditors advised it of a need to expand its audit procedures, in particular with respect to the above identified areas, and that its audit would not be completed by March 31, 2005.  Although the Partnership is devoting its full resources to the assessment of the effect of the material weaknesses on its financial reporting processes and to the completion of its financial statements and related audit, the Partnership was not able to complete and file its 2004 Annual Report on Form 10-K by the extended March 31 deadline.  The Partnership is endeavoring to file its Form 10-K as soon as reasonably possible.

The registrant currently anticipates filing its 2004 Annual Report on or before the extended deadline of April 15, 2005, pending the resolution of the issues identified above with respect to the Partnerships filing.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ted Smith	303	925-9257
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MarkWest Hydrocarbon, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2005	By	/s/ James G. Ivey
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).